Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

September 4, 2018

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Invesco Exchange-Traded Self-Indexed Fund Trust (File No.: 333-221046)

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”), which you conveyed to us via telephone on July 17, 2018 regarding post-effective amendment no. 4 (the “Amendment”) to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”) of the Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”). The Amendment was filed on May 31, 2018 to register five new series of the Trust: Invesco Strategic US ETF, Invesco Strategic US Small Company ETF, Invesco Strategic Developed ex-US ETF, Invesco Strategic Developed ex-US Small Company ETF and Invesco Strategic Emerging Markets ETF (the “Funds,” with each being a “Fund”).

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. In addition, we hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. Also, we confirm that, where applicable, comments to one Fund will be made to the disclosure of the other Funds.

1.	Comment:	[All Funds] Please provide in your correspondence letter a completed fee table and expense example for each Fund.

	Response:	The completed fee table and expense example for each Fund are included in Appendix A to this letter.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 4, 2018

2.	Comment:	[All Funds] In the “Principal Investment Strategies” section, please clarify whether the underlying index methodology will result in the Fund concentrating in small, medium or large cap companies. Please also disclose whether an index currently is concentrated in an industry or group of industries, and identify any such industry or group of industries. Please disclose if the corresponding Fund is also concentrated in such industries, if applicable, and include related disclosure about the risks of being concentrated in such industries.

	Response:	The Registrant respectfully notes that each Fund’s underlying index methodology screens for a company’s business-size, as described in the prospectus, rather than such company’s market capitalization. The Funds, in seeking to track the investment performance of their respective underlying indexes, therefore do not have a principal investment strategy relating to a company’s market capitalization. However, the methodology of each underlying index may result in a Fund investing in securities of companies of mid- or small-capitalization; accordingly, disclosure of the risks of such investments has been included in the prospectus for such Funds.

In addition, the Registrant has included investment policy and risk disclosure language for those Funds with underlying indexes that currently concentrate in a particular sector, in response to the Staff’s request.

3.	Comment:	[All Funds] In the “Principal Investment Strategies” section, the disclosure refers to “real estate securities.” Please confirm what types of securities are real estate securities (e.g., common stock, REITs, equity-linked derivatives, etc.) and the types of companies that are issuers of such securities.

	Response:	We confirm that “real estate securities” are securities of companies classified as real estate companies in the Thomson Reuters business classification system. Such securities are composed of REITs, as well as common stock of companies in the real estate sector. Additionally, the prospectus has been revised as follows:

For real estate securities (real estate investment trusts (“REITs”) and common stocks of companies in the real estate sector), operating cash flow is replaced by funds from operations and book value is replaced by total assets.

4.	Comment:	[All Funds] In the “Principal Investment Strategies” section, please describe the types of instruments (e.g., derivatives) that are not included in the underlying index in which the Fund will invest the remaining 20% of its assets.

	Response:	A condition of the exemptive relief granted to the Trust is that each Fund must invest a minimum of 80% of its total assets in the component securities and/or instruments that comprise such Fund’s underlying index. However, that 80% requirement is a minimum; in practice, the Funds’ adviser, Invesco Capital Management LLC, anticipates investing a greater amount of a Fund’s assets in the components of its index. As a result, those additional types of instruments do

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 4, 2018

not represent a principal investment strategy of any Fund, and therefore we respectfully decline to include disclosure about such instruments in a Fund’s summary prospectus. We note, however, that disclosure about such investments is contained in the statutory portion of the prospectus under the heading “Non-Principal Investment Strategies.”

5.	Comment:	[All Funds] In the “Principal Investment Strategies” section, please disclose how many components typically will be included in the Fund’s underlying index.

	Response:	The Registrant has revised the disclosure in response to the Staff’s request.

6.	Comment:	[All Funds] In the “Principal Investment Strategies” section, disclose how often the index provider will rebalance an underlying index. Also disclose how often the adviser plans to rebalance the Fund’s holdings (i.e., will it be rebalanced in accordance with the index?).

	Response:	Each Underlying Index is rebalanced annually in June, and each Fund is rebalanced in accordance with its Underlying Index. The Registrant notes that this information is disclosed in the section entitled “Additional Information About the Funds’ Strategies and Risks” in the prospectus.

7.	Comment:	[All Funds] In the “Principal Investment Strategies” section, the disclosure indicates that a Fund will use full replication but also states that the Fund will generally invest at least 80% of its total assets in securities that comprise its underlying index. Please clarify whether a Fund will seek to track the performance of its underlying index with respect only to 80% of its net assets.

	Response:	As noted in response to comment no. 4, each Fund has a stated policy of generally investing at least 80% of its total assets in the securities that comprise its respective underlying index, in accordance with the conditions of the Trust’s exemptive relief. However, as noted above, in seeking to achieve its investment objective, each Fund may – and usually will – invest more than 80% of its total assets in the securities that comprise its underlying index.

8.	Comment:	[All Funds] In the “Principal Risks of Investing in the Fund” section, please disclose if any other funds seek to track the underlying index. If not, please disclose to investors the untested nature of the underlying index’s methodology.

	Response:	The Registrant confirms that, at this time, no other fund seeks to track the underlying indexes. Additionally, in response to the Staff’s request, the following disclosure about the untested nature of those indexes has been added to the prospectus under the section “Additional Risks of Investing in the Funds—Index Provider”:

...Errors made by the Index Provider with respect to the quality, accuracy and completeness of the data within an Underlying Index may occur from time to time and may not be identified and corrected by the Index Provider for a period of time, if at all. Additionally, because each Underlying Index is a new index and the Index Provider also is new

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 4, 2018

to the business of creating indexes, there may be a greater risk that errors will not be detected as quickly as they might be in the case of an index that has been maintained over time by a different index provider or licensed to a multitude of different users. Therefore, gains, losses or costs associated with the Index Provider’s errors will generally be borne by a Fund and its shareholders.

9.	Comment:	[Invesco Strategic Emerging Markets ETF] Please disclose how the underlying index identifies emerging markets.

	Response:	The Registrant has included disclosure in the Fund’s principal investment strategies section stating the specific countries considered to be emerging market countries in the Fund’s underlying index as of July 31, 2018, according to the index provider’s methodology.

10.	Comment:	[Invesco Strategic Emerging Markets ETF] We note the Fund has included a “Geographic Concentration Risk” but such a concentration was not identified as a principal investment strategy. Please clarify if the Fund (or the underlying index) will concentrate in a geographic region.

	Response:	The Fund’s concentration policy disclosure has been revised to note that it currently is concentrated in investments in China. Additionally, we have included a specific risk related to investments in China in the Fund’s summary and statutory prospectus.

11.	Comment:	[Invesco Strategic Emerging Markets ETF] We note the Fund has included a “Medium Capitalization Company Risk” but investing in such companies was not identified as a principal investment strategy. Please revise the disclosure to clarify.

	Response:	As noted in the response to comment no. 2, the methodology of the Fund’s underlying index may result in such Fund investing in securities of mid-capitalization companies. Therefore, such risk disclosure is included in the Fund’s prospectus, even though investing in securities of mid-cap companies is not a principal investment strategy of the Fund.

12.	Comment:	In the “Additional Information About the Funds’ Strategies and Risks—Principal Investment Strategies” section of the statutory prospectus, please provide the following information for the applicable underlying indexes:

(A) Please explain how “developed markets” and “emerging markets” are determined and defined.

(B) Please explain what is meant by the term “real estate companies.”

(C) Please provide a market cap range for what is considered to be “large-business-sized” companies and “small- to mid-business-sized” companies. For the indexes that are composed of “small- to mid-business-sized” companies, also

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 4, 2018

please clarify whether component companies that exceed such thresholds will remain in an underlying index after it is rebalanced.

(D) We note that each underlying index is rebalanced annually. Please include that information in each Fund’s summary prospectus.

	Response:	(A) The list of countries identified by the index provider as having “developed” or “emerging” markets has been included in the applicable Fund’s summary prospectus.

(B) Please see the response to comment no. 3.

(C) As noted in response to comment no. 2, each Fund’s underlying index methodology screens for a company’s business-size, rather than such company’s market capitalization. Therefore, the methodology of each underlying index does not utilize market capitalization as a screen, nor does it establish a market cap range for “large-business-sized” and “small- to mid-business-sized” companies. As a result, component securities in an underlying index are not removed from an index based on any specific market cap thresholds.

(D) The information requested by the Staff is in the statutory prospectus. Please see the response to comment no. 6.

13.	Comment:	[Invesco Strategic US ETF, Invesco Strategic Developed ex-US ETF, Invesco Strategic Emerging Markets ETF] Please clarify what is meant by the phrase “higher quality, large-business-sized companies” in each Fund’s summary prospectus and underlying index methodology.

	Response:	The Registrant notes that the index methodology provides a quality overlay for each underlying index’s basket of eligible securities, and the phrase cited by the Staff is intended to capture that concept. As described in the prospectus, each eligible security is assigned a quality score based on the equally-weighted average of the following two quality factors of a company’s business: efficiency and growth. After screening eligible securities in the investible universe based on business size, each applicable underlying index includes the top 80% of remaining eligible securities based on their quality score. We note that the disclosure in each summary prospectus describes how “efficiency” and “growth” are calculated.

14.	Comment:	With respect to the disclosure in the section “Principal Risks of Investing in the Funds—Index Rebalance Risk,” it appears the Funds’ risk is not a result of frequent rebalances of an index, but the opposite: the securities are removed only annually. Please revise the disclosure accordingly.

	Response:	In response to the Staff’s comment, the Registrant has deleted the “Principal Risks of Investing in the Funds—Index Rebalance Risk” disclosure and has revised the disclosure in the “Additional Risks of Investing in the Funds—Index Rebalancing Risk” section, as follows:

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 4, 2018

~~Pursuant to the methodology that each Index Provider uses to calculate and maintain its Underlying Index, a security may be removed from such Underlying Index at any time in the event that it does not comply with the eligibility requirements of the Underlying Index. As a result, a~~ Because each Fund seeks to track the investment results, before fees and expenses, of its Underlying Index, the Fund may ~~be forced to~~ sell securities at inopportune times or for prices other than at current market values or may hold onto the securities in unfavorable market conditions. In addition, a Fund may elect not to sell such securities on the day that they are removed from its Underlying Index, due to market conditions or otherwise. Due to these factors, the variation between the Fund’s annual return and the return of its Underlying Index may increase significantly.

15.	Comment:	Please confirm supplementally that derivatives will not be principal investments of the Funds; otherwise, please include appropriate disclosure of such investments in the “Non-Principal Investment Strategies” section.

	Response:	The Registrant hereby confirms that derivatives will not be principal investments of any Fund.

16.	Comment:	The “Non-Principal Investment Strategies” section includes the following disclosure: “The Adviser anticipates that it may take approximately two business days for the Adviser to fully reflect the additions to, and deletions from, each Fund’s Underlying Index in the portfolio composition of that Fund.” Please confirm the accuracy of this statement, given that the disclosure states that the Funds’ underlying indexes are rebalanced annually.

	Response:	The disclosure cited by the Staff is intended to inform investors of the standard two-day settlement time (i.e., T+2) for securities that a Fund buys and sells. Each Fund will rebalance is portfolio at the same times as its respective underlying index. The Registrant hereby confirms that the disclosure accurately describes the settlement process, but has revised the disclosure as follows:

The Adviser anticipates that it may take approximately two business days (a business day is any day that the New York Stock Exchange (“NYSE”) is open) for ~~the Adviser to fully reflect the~~ additions to, and deletions from, each Fund’s Underlying Index to fully settle in the portfolio composition of that Fund.

17.	Comment:	Please confirm the accuracy of the disclosure in the subsection “Additional Risks of Investing in the Funds—Index Provider Risk” given that each underlying index only rebalances annually.

	Response:	The Registrant believes the disclosure, as revised pursuant to the Staff’s comment no. 8, accurately describes the risks associated with the index provider.

18.	Comment:	The subsection “Additional Risks of Investing in the Funds—Licensing, Custody and Settlement Risk” states that “there may be a risk that settlement may be

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 4, 2018

delayed and that cash or securities of a Fund may be in jeopardy because of failures of or defects in the systems” of emerging markets. Please explain supplementally how a Fund will cover any liquidity shortfalls that result from any delayed settlement of trades.

	Response:	We note that the Adviser continually monitors the Funds’ portfolios for liquidity risk and to ensure that each portfolio has sufficient liquidity to meet shareholder redemptions. Additionally, each Fund will hold some cash or cash equivalents, which may be used to meet shareholder redemptions during periods when emerging market systems fail to timely settle trades. Furthermore, from time to time, a Fund may engage in overdrafts with its custodial bank. Such overdrafts would be structured to comply with Section 18 of the Investment Company Act of 1940, as amended, and a Fund’s borrowing restrictions.

19.	Comment:	In the subsection “Additional Risks of Investing in the Funds—Money Market Funds Risk,” disclose whether the money market funds into which a Fund may invest will be affiliated with the Funds, as well as the type of such money market funds (e.g., retail, institutional or government, etc.).

	Response:	The Registrant notes that it may invest in various types of money market funds, including affiliated funds. These currently include, but are not limited to, government money market funds. In addition, the Registrant has revised the disclosure pursuant to the Staff’s comment to disclose the use of affiliated funds, as follows:

Each Fund, after investing at least 80% of its total assets in securities that comprise its respective Underlying Index, may invest its remaining assets in securities (including other funds) not included in its Underlying Index, and in money market instruments, including repurchase agreements or other funds, including affiliated funds, that invest exclusively in money market instruments (subject to applicable limitations under the 1940 Act or exemptions therefrom).

*         *         *

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Abigail Murray, Senior Counsel at Invesco, at (630) 315-2349 to confirm the adequacy of our responses.

Sincerely,
/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Anna Paglia, Esq.
Abigail Murray, Esq. Alan Goldberg, Esq. Eric Purple, Esq.

APPENDIX A

Invesco Strategic US ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.19%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.19%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$19	$61

Invesco Strategic US Small Company ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.23%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.23%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$24	$74

Invesco Strategic Developed ex-US ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.23%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.23%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$24	$74

Invesco Strategic Developed ex-US Small Company ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.35%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.35%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$36	$113

Invesco Strategic Emerging Markets ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.35%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.35%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$36	$113